SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Names Ilan Erez Chief Financial Officer

Givat Shmuel, Israel, – July 27, 2005 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced that Ilan Erez is appointed the company’s Chief Financial Officer, effective immediately, replacing Mr. Eli Gendler, who has decided to pursue a new endeavor.

        For the last seven years, Mr. Erez, 38, served as the Chief Financial Officer of Silicom Ltd., a NASDAQ listed company engaged in the design, manufacturing and selling of server-networking products. He also served as Silicom’s VP Operations from 2001. Prior to joining Silicom, Mr. Erez served as the Controller and assistant to the Chief Executive Officer of Bio-Dar Ltd. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem and an LL.M. in Business Law from Bar-Ilan University.

        “I am pleased to bring aboard Ilan Erez, a professional with many years of experience in a NASDAQ listed company and in technology companies,” said Danny Haran, Cimatron’s President and CEO. “Ilan’s skills and background will serve the company well and contribute in attaining its future goals. I would also like to thank Eli Gendler for his service and wish him good luck with his new opportunity”.

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, wsith installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Irit Porat
Phone: +972 3 5312290

Email: iritp@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: July 27, 2005